[SHAW LOGO]

NEWS RELEASE

SHAW ANNOUNCES INCREASE TO
PREFERRED SHARE BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta (May 18, 2011) – Shaw Communications Inc. is pleased to announce it will increase its previously announced financing of Cumulative Redeemable Rate Reset Preferred Shares, Series A (the “Series A Shares”) to 12,000,000 Series A Shares. The Series A Shares will be issued at a price of $25.00 per Series A Share, for aggregate gross proceeds of $300 million, to a syndicate of underwriters co-led by TD Securities Inc. and CIBC World Markets Inc. and including RBC Capital Markets, Scotia Capital Inc., National Bank Financial Inc. and BMO Capital Markets.

Holders of the Series A Shares will be entitled to receive a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%.

Holders of Series A Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. Holders of the Series B Shares will be entitled to receive cumulative quarterly dividends at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

The Series A Shares will be offered by way of prospectus supplement to the short form base shelf prospectus of Shaw Communications Inc. dated November 18, 2010. The prospectus supplement will be filed with securities regulatory authorities in all provinces of Canada.

The net proceeds of the offering will be used for working capital and general corporate purposes. The offering is expected to close on or about May 31, 2011, assuming satisfaction of certain conditions, including regulatory approvals and other conditions to be set forth in an underwriting agreement to be entered into between Shaw and the underwriters.

The preferred shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca